Exhibit 16.1

April 12, 2019

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously the independent registered public accounting firm of Cyber Apps World Inc., a Nevada corporation (the “Company”) and we reported on the balance sheets of the Company for the year ending July 31, 2018 and 2017 and the related statements of operations, stockholders’ equity and cash flows for the year then ended.

On March 25, 2019, we were dismissed as the independent registered public accounting firm of the Company We have read the Company’s statements included under Item 4.01 of its Form 8-K, dated April 8, 2019 and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statements related to the engagement of Jack Shama, C.P.A. as their independent registered public accounting firm.

Sincerely,

/S/ Thayer O’Neal Company, LLC

Thayer O’Neal Company, LLC